United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: February 09, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

Opinion Of The Board Of Directors On The Annual Report And Financial Statements On December 31, 2009
The Board of Directors of Vale S.A., after examining the Annual Report, Balance Sheet and other Financial Statements of the Company related to the fiscal year ended December 31, 2009, unanimously approved mentioned proposal.
In view of this, the Board is of the opinion that the above mentioned documents should be approved at the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 10, 2010

Renato da Cruz Gomes	Jorge Luiz Pacheco
Member	Member

Sandro Kohler Marcondes	José Ricardo Sasseron
Member	Member

João Batista Cavaglieri	Paulo Sérgio Moreira da Fonseca
Member	Member

Oscar Augusto de Camargo Filho	Hidehiro Takahashi
Member	Member

Francisco Augusto da Costa e Silva
Member

OPINION OF THE CONTROLLING COMMITTEE ON ANNUAL REPORT AND FINANCIAL
STATEMENTS
Vale S.A. (“Vale”) controlling committee, on the terms of article 24, paragraph IV of its Bylaws, after examining the Annual Report and the Financial Statements related to the fiscal year 2009, recommend to the fiscal council the approval of the referred documents.
Rio de Janeiro, February 10, 2010.

Paulo Ricardo Ultra Soares	Paulo Roberto Ferreira de Medeiros

Luiz Carlos de Freitas

Opinion Of The Fiscal Council On The Annual Report And Financial Statements of
Vale S.A. on December 31, 2009
The Fiscal Council of Vale S.A, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet Statement of Income, Statement of Changes in Financial Position, Statement of Changes in Stockholders’ Equity and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2009, and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance of applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 10, 2010

Marcelo Amaral Moraes	Antonio José de Figueiredo Ferreira
Chairman

Anibal Moreira dos Santos	Marcus Pereira Aucélio